Supplement dated January 30, 2006 to supplement dated December 21, 2005 to prospectus supplement dated October 6, 2005 (to prospectus dated June 24, 2005)

$233,867,702

(Approximate)

American Home Mortgage Investment Trust 2005-4

Issuer

American Home Mortgage Servicing, Inc.

RMBS Subservicer

Bear Stearns Asset Backed Securities I LLC

Depositor

American Home Mortgage Investment Trust 2005-4,

Mortgage-Backed Grantor Trust Certificates, Series 2005-4

Capitalized terms used herein and not otherwise defined herein have the meanings assigned in the Prospectus Supplement dated October 6, 2005.

Subject to the terms and conditions set forth in an underwriting agreement dated January 30, 2006, the American Home Mortgage Investment Corp. has agreed to sell, and the Underwriter has agreed to purchase, Class V-A Grantor Trust Certificates (the “Certificates”). Distribution of the Certificates will be made from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale. Proceeds to American Home Mortgage Investment Corp. from the sale of the Certificates, before deducting expenses payable by the American Home Mortgage Investment Corp., will be approximately 99.47% of the aggregate initial Certificate Principal Balance of the Class V-A Grantor Trust Certificates, plus accrued interest on the Certificates from December 2005, but before deducting expenses. In connection with the purchase and sale of the Certificates, the Underwriter may be deemed to have received compensation from the American Home Mortgage Investment Corp. in the form of underwriting discounts.

The Certificates are offered subject to (i) receipt and acceptance by the Underwriter, (ii) prior sale, and (iii) the Underwriter’s right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. The Certificates are expected to be delivered through the facilities of DTC, Clearstream, Luxembourg and the Euroclear System on or about January 31, 2006.

The underwriting agreement provides that the American Home Mortgage Investment Corp. and the Seller, jointly and severally, will indemnify the Underwriter against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or will contribute to payments the Underwriter may be required to make in respect thereof.

The master servicer provides monthly unaudited reports concerning the trust fund ("Securityholder Reports") to all registered holders of each class of Offered Certificates. The Securityholder Reports are filed with the Commission as required under the Exchange Act and the Commission's related rules and regulations. All Securityholder Reports filed prior to the termination of the offering of the Class V-A Grantor Trust Certificates are incorporated in this Supplement by reference and can be obtained at www.sec.gov.

Dealers will be required to deliver a supplement, prospectus supplement and prospectus when acting as underwriters of the Certificates offered by this supplement and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the Certificates, whether or not participating in this offering, may be required to deliver a supplement, prospectus supplement and prospectus for 90 days after the date of this prospectus supplement.

Morgan Stanley

Underwriter